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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEOFFREY RICHARDS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7570 S. FEDERAL HWY SUITE 3
(No. and Street)

HYPOLUXO | FL | 33462
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY D. LINDAY 561-586-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUM & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

1688 MERIDIAN AVE SUITE 504 MIAMI BEACH FL 33139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/4/15

OATH OR AFFIRMATION

I, GEOFFREY D. LIDDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEOFFREY RICHARDS SECURITIES CORP., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

MICHAEL L WOODS
MY COMMISSION #FF177639
EXPIRES November 18, 2018
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

TABLE OF CONTENTS

	Page
Auditor's Report of Registered Public Accounting Firm	1
Statement of Financial Position	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-9
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchanges Act of 1934	10
Exemption Report of Registered Public Accounting Firm	11
Broker-Dealer Statement regarding its exemption	12

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1688 MERIDIAN AVENUE, SUITE 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Geoffrey Richards Securities Corp.

We have audited the accompanying financial statements of Geoffrey Richards Securities Corp. (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Geoffrey Richard Securities Corp's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Geoffrey Richards Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The report includes the following supplemental schedules: Schedule I - Statement of computation of net capital requirements, Schedule II – Statement of Computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Geoffrey Richards Securities Corp's financial statements. The supplemental information is the responsibility of Geoffrey Richards Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baum & Company, P.A.
Miami Beach, Florida
February 24, 2015

Baum & Company P.A.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash in bank and cash equivalents	$ 66,069
Marketable investments	34,302
Commission receivable	10,802
Other Assets - Clearing agent deposit	50,000
Total assets	$ 161,173

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 37,613
Stockholders' equity	
Common stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in-capital	138,297
Accumulated deficit	(14,767)
Total stockholders' equity	123,560
Total liabilities and stockholders' equity	$161,173

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	$ 600,650
Operating expenses:	
Compensation and commissions	44,028
Clearing charges	51,059
Occupancy expense	22,260
Professional fees	56,787
Regulatory fees and costs	46,545
General & administrative expenses	45,315
Total operating expenses	265,994
Net income before other income	334,656
Other income	
Investment gains (net) and other misc. income	11,696
Net income before provision for income taxes	346,352
Provision for income taxes	- 0 -
Net income	$ 346,352

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:	
Net Income	$346,352
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in commission receivable	62,702
(Increase) in marketable securities	(20,815)
Increase in accounts payable and accrued expenses	34,490
	76,377
Net Cash provided by Operating Activities	422,729
Cash Flows from Financing Activities	
Distributions to stockholders'	374,247
Total cash flows used for financing activities	374,247
Net increase in cash	48,482
Cash and Cash Equivalents - beginning	17,587
Cash and Cash Equivalents - ending	$ 66,069

Supplemental cash flows disclosures:

Income taxes paid	$ - 0 -
Interest paid	$ - 0 -

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance - 12/31/13	$ 30	$ 138,297	$ 13,128
Net Income	- 0 -	- 0 -	346,352
Distributions to Stockholders	- 0 -	- 0 -	(374,247)
Balance - 12/31/14	$ 30	$ 138,297	$ (14,767)

The accompanying notes are an integral part of these financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying /dealer.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements. The Company may be subject to possible examination of its corporate income tax returns for the years 2011 through 2013.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at market in accordance with ASC 820. For the year ended December 31, 2014, the net realized and unrealized net gains and losses amounted to $ 20,815.

G.) Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company's ledgers monthly when the clearing broker remit their monthly statements.

GEOFFREY RICHARDS SECURITIES CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

H.) Recent Accounting Pronouncements

The Company upon review of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows for the year ended December 31, 2014.

In July 2013, the SEC issued Release No. 34-70073, Broker-Dealer Reports, and Release No. 34-70072, Financial Responsibility Rules for Brokers-Dealers, which amended the broker-dealer reporting rules under the Securities Exchange Act of 1934. The Company has enacted the provisions applicable to their operations.

The Dodd-Frank Act amended SOX to give the PCAOB full oversight authority over audits of all broker-dealers including non-issuers, which includes standard setting, inspection, and enforcement. Additionally, this provision requires that all audits, for periods ending on or after June 1, 2014, be performed in accordance with standards issued by the PCAOB.

NOTE 2 NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company executed a three year lease commencing in 2011 which expired on March 1, 2014 and has subsequently been incurring rent expense on a month to month basis thereafter. The annual rent incurred for the year 2014 was $ 22,260. The rent expense will remain at $ 1,855 per month.

NOTE 6 CLEARING BROKER AGREEMENT

The Company acts an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. The clearing broker-dealer provides clearing services, handles funds of the Company's customers, holds securities and remits account statements to the customers. There has been no changes to the agreement since its commencement. Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of $ 50,000 is being held in an interest bearing account as of December 31, 2014 to offset unsecured customer debits.

NOTE 7 RELATED PARTIES

The officers/stockholders pursuant to informal employment agreements receive compensation in the form of salary and various personal expenditures paid by the Company. In the year 2014, the officers/stockholders have received an aggregate of $ 40,000 in salary and cash distributions of $ 374,247.

NOTE 8 CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 9 REGULATORY MATTERS AND CONTINGENCIES

On December 11, 2014, this firm entered into a Letter of Acceptance Waiver and Consent with FINRA pursuant to FINRA Rule 9216. The firm accepted and consented, without admitting nor denying the findings and solely for the purposes of the particular proceeding and any other proceeding brought by or on behalf of FINRA or to which FINRA is a party, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by FINRA. Furthermore, the firm also consented to the imposition of censure and a monetary fine of $40,000 of which $10,000 was paid in December of 2014 with the balance payable in monthly installments of $1,350 with interest over twenty-four months.

NOTE 10 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its yearend through the date whereupon the financial statements were issued and has determined that there are no items to disclose through February 24, 2015.

Schedule I
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT

Total Assets	$ 161,173
Less: Liabilities	37,613
Net Capital before other charges	123,560
Charges against capital	(696)
Net Capital	$122,864

Schedule II
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT

Net Capital	$ 122,864
Net Capital Required	100,000
Excess Net Capital	$ 22,864

Schedule III
RECONCILIATION OF NET CAPITAL

Net capital per Audited Financial Statements	$122,864
Net capital per Focus Report - Part II A	127,609
Net decrease attributed to audit adjustments of accounts payable and accrued expenses	$(4,745)

Schedule IV
COMPUTATION OF AGGREGATE INDEBTIVENESS

Total Liabilities from Statement of Financial Condition	$37,613
Percentage of aggregate indebtedness to net capital	30.6%

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1688 MERIDIAN AVENUE, SUITE 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Geoffrey Richards Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) . Geoffrey Richards Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Geoffrey Richards Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Geoffrey Richards Securities Corp. stated that Geoffrey Richards Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Geoffrey Richards Securities Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Geoffrey Richards Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baum & Company, P.A.
Miami Beach, Florida
February 24, 2015

Baum & Company P.A.

GEOFFREY RICHARDS
SECURITIES CORPORATION
7570 S. Federal Hwy Suite 3 Hypoluxo FL 33462 (561) 586-0800 Fax(561) 586-1411

Geoffrey Richards Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)-(4). The following statements are made to the best knowledge and belief of Geoffrey Richards Securities Corp.

The firm claims an exemption from 17 C.F.R § 240.15c3-3 under the provisions provided from 17 C.F.R. § 240.15c3-3(k)(2)(ii). The firm, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, RBC Capital Markets LLC. The firm promptly transmits all customer funds and securities to RBC Capital Markets LLC which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and § 240.17a-4.

Furthermore, Geoffrey Richards Securities Corp. met, without exception, the aforementioned exemptive provision throughout the entire 2014 fiscal year.

GEOFFREY RICHARDS SECURITIES CORP.

I, Geoffrey D. Liddy, affirm, to the best of my knowledge and belief, this Exemption Report is true and correct.

Geoffrey D. Liddy
Principal

Dated February 24, 2015

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 612,345
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	293
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	293
Total additions	612,638
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,598
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,613
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	11,695
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	39,896
2d. SIPC Net Operating Revenues	$ 572,449
2e. General Assessment @ .0025	$ 1,431.

(to page 1, line 2.A.)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 612,345
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	293
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	293
Total additions	612,638
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,598
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,613
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	11,695
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	39,896
2d. SIPC Net Operating Revenues	$ 572,449
2e. General Assessment @ .0025	$ 1,431.
	(to page 1, line 2.A.)

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUUNTANTS
1688 MERIDIAN AVENUE, SUITE 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To: Board of Directors of Geoffrey Richards Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Geoffrey Richards Securities Corp, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Geoffrey Richards Securities Corp's compliance with the applicable instructions of Form SIPC-7. Geoffrey Richards Securities Corp's management is responsible for Geoffrey Richards Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baum & Company, P.A.
Miami Beach, Florida
February 24, 2015

Baum & Company P.A.